For Immediate Release

NORSAT ANNOUNCES THIRD QUARTER 2012 RESULTS
- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Conference Call Details

Norsat will host a conference call today on November 7, 2012 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss third quarter and year-to-date results. To access the conference call, please dial toll – free 1-888-886-7786 or 416-764-8658. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investor-info/conference-call-recordings

Vancouver, British Columbia – November 7, 2012 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, today reported financial results for the three and nine months ended September 30, 2012. The Company serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

('000), except per share amounts	Three months ended September 30,				Nine months ended September 30,
	2012	2011	Change		2012	2011	Change
Revenue	$10,997	$11,298	$(301)	(3%)	$31,831	$28,323	$3,508	12%
Gross profit	$4,560	$5,030	$(471)	(9%)	$13,544	$12,317	$1,228	10%
Gross profit (%)	41%	45%	(3% )		43%	43%	0%
EBITDA (1)	$1,659	$1,813	$(154)	(8%)	$3,549	$3,357	$192	6%
Net earnings - from continuing
operations	$822	$1,209	$(387)	(32%)	$4,182	$733	$3,449	>100%
Net earnings (loss) - from
discontinued operations	$153	$(106)	$259	>100%	$81	$(102)	$183	>100%
Net earnings for the period	$975	$1,103	$(128)	(12%)	$4,263	$631	$3,632	>100%
Net earnings per share - basic	$0.02	$0.02	$(0.00)	(11%)	$0.07	$0.01	$0.06	>100%
Net earnings per share - diluted	$0.02	$0.02	$(0.00)	(11%)	$0.07	$0.01	$0.06	>100%
Weighted average common shares
outstanding-	#	#			#	#
Basic	58,037	58,351			58,183	57,954
Diluted	58,039	58,380			58,185	58,035

(1) EBITDA is a Non-IFRS Measure that is defined in the 2011 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Third Quarter 2012 Highlights

•	Norsat’s maritime vessel monitoring unit was successfully divested on July 17, 2012.
•
Norsat’s Satellite Locator application for iPhone on the App Store was released on July 26, 2012 The application, available as a free download, enables users to locate geostationary satellites on a mobile phone from anywhere on the planet, and can be used to assess obstructions and assist in pointing satellite ground terminals, including Norsat’s ultra-portable GLOBETrekker™ and Rover™ systems.

•	Norsat was named a finalist for the Business Without Borders HSBC International Business Awards.

“Our results were driven by strong revenue performance from the Sinclair Technologies and Microwave Products segments,” said Dr. Amiee Chan, Norsat’s President and CEO.

“Demand was especially strong for our full range of Sinclair antenna and RF conditioning products, with this division continuing to perform above expectations. Our Microwave Products segment also posted significant gains during the quarter, reflecting increased demand for our products, including our customized Ka and Ku-band receivers,” said Dr. Chan.

“Results from our Satellite Solutions segment were not as strong as a year ago, reflecting the completion of two large contracts that contributed higher-than-normal revenues and margins in Q3 2011. While we anticipated the return to more typical results from this segment, we also note that competitive conditions within the satellite solutions market have increased as US military spending slows.”

“Going forward, we will continue to pursue our strategy of diversifying both our products and end-markets to reduce our reliance on any one customer or market,” added Dr. Chan. “Our acquisition of Sinclair Technologies has been very successful in expanding our presence in the commercial sector, particularly with public safety and transportation customers. Going forward, we see opportunities to continue growing Sinclair’s business, particularly with existing customers who have a high appreciation for the reliability of Sinclair products and are turning to us for new products. In other parts of our business, we are continuing to pursue opportunities with military customers outside of the US and targeting an expanded range of end-markets including the commercial, resource, transportation and public safety sectors. We also continually evaluate strategic opportunities that will improve our overall operating and financial performance,” said Dr. Chan.

Financial Review

For the three months ended September, 2012

For the three months ended September 30, 2012, Norsat recorded total sales of $11.0 million, compared to $11.3 million in Q3 2011.

Sales from the Sinclair Technologies segment improved 11% to $6.0 million from $5.4 million during the same period in 2011, reflecting strong market demand. Third quarter sales of Microwave Products increased by 8% to $2.7 million, from $2.5 million in 2011. The $0.2 million increase was partially driven by increased demand for Norsat’s products, including Ku-band and customized Ka-band receivers. Norsat continues to benefit from its widely recognized reputation within the microwave communications market.

Satellite Solutions sales, which now include our Maritime antenna sales , declined to $2.4 million, from $3.4 million in Q3 2011. This change reflects the completion of the equipment portion of the contract for the First Nations’ Emergency Security Society (FNESS) and the completion of a service contract with NATO, both of which benefited last year’s results. In addition, equipment and services sales to the US military were lower than in Q3 2011. There were no Maritime antenna sales in the third quarter, compared to $0.2 million the same period last year.

On a consolidated basis, Norsat’s third quarter gross margin percentages declined to 41%, from 45%. Gross profit margins from the Sinclair Technologies segment returned to a more typical 41% in Q3 2012, from the 47% achieved in Q3 2011. Margins from this segment were higher than normal last year, primarily reflecting the release of an inventory provision (approximately $0.3 million, or 5% gross profit equivalent) as conditions were no longer present that required the provision.

Gross profit margins from the Microwave Products segment increased to 44% in Q3 2012, from 40% during the same period last year. This improvement reflects the sale of higher-margin customized products. Third quarter gross profit margins from the Satellite Solutions segment declined year-over-year to 40%, from 43% in Q3 2011. This decrease was anticipated and reflects lower selling prices for some existing product lines, as well as the absence of higher-margin equipment sales associated with the FNESS contract. Also, gross margins were lower due to lower proportion of high-margin service revenues.

For the three months ended September 30, 2012, total expenses increased to $3.8 million from $3.2 million in Q3 2011 as the Company continued to invest in its sales channels. Third quarter selling and distributing expenses increased to $2.0 million from $1.4 million, reflecting investments in additional sales and marketing resources, including $0.2 million for the launch of the new Norsat Power segment. Sales commissions and bonuses were also higher year-over-year as a result of year-to-date improvement in financial performance. General and administrative expenses decreased to $1.0 million from $1.7 million last year, reflecting the absence of approximately $0.6 million in bonus accrual for the former president of Sinclair. The balance of the decrease reflects lower employee costs.

Third quarter net product development expenses declined by $0.2 million, to $0.3 million, reflecting a higher-than-expected recovery from government contributions. Gross product development expenses were consistent with last year at $0.6 million, reflecting the Company’s commitment to ongoing product development activities.

EBITDA for the three months ended September 30, 2012 was lower by 8% at $1.7 million, compared to $1.8 million the same period last year. Reduced gross profit contribution of $0.5 million from the Satellite Systems segment and a $0.1 million reduction in gross profit contribution from Sinclair Technologies where offset by reduced operating expenses and $0.2 million increase in gross profit from the Microwave Products segment.

Earnings before income taxes decreased to $0.7 million from $1.8 million during Q3 2011, primarily reflecting an unfavourable foreign exchange movement of approximately $1.0 million.

Third quarter net earnings from continuing operations declined by $0.4 million to $0.8 million, reflecting the $1.0 million negative foreign exchange impact, partially offset by a $0.6 million reduction in net tax expense resulting from the Company’s recent  legal reorganization.

During the third quarter, the Company sold its maritime vessel monitoring unit for £70,000, with related revenues and costs reclassified to net earnings (loss) from discontinued operations. The decision to divest the unit was based on the disproportionately high costs of maintaining this relatively low revenue-generating revenue business.

Third quarter net earnings were $1.0 million, or $0.02 per share, basic and diluted, down slightly from $1.1 million, or $0.02 per share, basic and diluted, during the same period in 2011.

For the nine months ended September 30, 2012

For the nine months ended September 30, 2012, Norsat’s total sales increased by $3.5 million or 12% to $31.8 million, from $28.3 million during the same period last year.

The Sinclair Technologies segment was a significant contributor to this improvement, with sales increasing to $18.5 million, from $15.0 million last year. These gains reflect the positive impact of nine months contribution from the Sinclair Technologies segment, compared to just over eight months contribution last year. Sales from this segment were also above historical norms, reflecting strong demand, especially in the public safety and transportation sectors.

Year-to-date sales from Microwave Products increased to $7.1 million, from $6.1 million during the first nine months of 2011. This gain reflects higher volumes, as well as the addition of new products suitable for airborne applications.

Satellite Solutions sales for the first nine months of 2012 decreased to $6.2 million, from $7.2 million during the same period in 2011. The change in sales from this segment reflects lower equipment and services sales to the US military. In addition, Maritime Solutions-related sales declined by approximately $0.2 million.

On a consolidated basis, Norsat’s year-to-date gross margin percentage was 43%, on par with the same period last year. Gross profit from the Microwave Products segment improved to 44% from 42% due to higher demand for higher margin customized products. Sinclair Technologies maintained a gross margin percentage of 44%, consistent with the same period last year. As anticipated, gross profit margins from the Satellite Solutions segment declined to 38% from 43% in 2011, reflecting lower margins on the FNESS and NATO contracts, together with lower selling prices for some existing product lines. Also, gross margins were lower due to lower proportion of high-margin service revenues.

For the nine months ended September 30, 2012, total expenses increased to $11.9 million from $10.5 million in 2011. Selling and distributing expenses increased to $5.7 million from $4.2 million in 2011. This increase included approximately $0.5 million of costs related to the launch of the new Norsat Power segment, higher sales commissions and bonuses, and the added costs of operating the Sinclair Technologies segment for an extra month in 2012.

General and administrative expenses decreased to $3.8 million, from $4.9 million during the nine months ended September 30, 2011. This reduction primarily reflects the absence of $0.5 million in acquisition costs incurred in the first two quarters of 2011 as part of the Sinclair transaction. The lower G&A expense also reflects savings in employee-related costs. Partially offsetting these reductions were the added costs of operating the Sinclair division for one extra month in the 2012 period.

Net product development expenses increased to $1.6 million from $1.4 million last year, reflecting nine months of Sinclair operations. Direct expenses increased by $0.4 million year-over-year as a result of continued investment in research and development of next-generation product offerings. Increases in direct costs were offset by an approximately $0.1 million increase in government contributions and a $0.1 million decrease in amortization costs. Product development continues to be a core focus for Norsat and is reflected through development programs in the Sinclair Technologies and Satellite Solutions business units.

EBITDA for the nine months ended September 30, 2012 improved by $0.2 million or 6% to $3.5 million. This reflects gross profit contribution increases of $1.4 and $0.5 million, respectively, from the Sinclair Technologies and Microwave Products segments. These gains were partially offset by a $0.7 million reduction in gross profit contribution from the Satellite Solutions segment.  Selling and distributing expenses resulting from investments in sales and marketing resources, including the launch of Norsat Power, also increased during the period, as did commission and bonus expenses related to the Company’s improved financial performance.

Nine month earnings before income taxes were $1.7 million, compared to $1.9 million in the first three quarters of last year. This change was primarily the result of the positive gross profit contribution of $1.2 million, offset by unfavourable foreign exchange impact of approximately $1.0 million.

Net earnings from continuing operations increased by $3.5 million year-over-year to $4.2 million. This primarily reflects a $3.0 million deferred income tax recovery and a reduction in current tax expenses related to the Company’s recent legal restructuring. Norsat’s legal structure was reorganized on June 29, 2012 such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI. STHI was a wholly owned subsidiary of Norsat. Immediately following the reorganization, all of the assets and liabilities of STHI were transferred to Norsat. As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario) and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

Net earnings for the nine months ended September 30, 2012 increased to $4.3 million, from $0.6 million last year. Earnings per share increased to $0.07 per share, basic and diluted, from $0.01 per share, basic and diluted, during the same period last year.

Financial Position

Norsat ended the third quarter of 2012 with cash and cash equivalents of $4.4 million, compared to $4.2 million as at December 31, 2011. In connection with its acquisition of Sinclair in January 2011, the Company secured and was funded a non-revolving acquisition loan of $12.0 million. As of November 6, 2012, the loan balance had been paid down to $7.7 million and Norsat was in compliance with its bank covenants.

The Company also has access to undrawn credit facilities totaling $4.7 million as at September 30, and November 7, 2012.

As at September 30, 2012, working capital1 was at $6.5 million, compared to $5.1 million at December 31, 2011. The current ratio2 as at September 30, 2012 was 1.4 times compared to 1.3 times as at December 31, 2011.

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 – “Non-IFRS Measurements” of our Management’s Discussion & Analysis.

Outlook

Looking forward, demand for Sinclair RF antenna and filter products is expected to remain robust and the Company will continue to invest in new products for this segment.  Demand for Microwave Products is also expected to continue to benefit from Norsat’s proven ability to provide modified or custom solutions specific to its customers’ applications.

In the satellite industry, US military spending is projected to remain slow in the near term, resulting in reduced demand.  We have noted competition in the satellite industry has intensified as more companies focus on the satellite terminal and related services markets. Given these anticipated pressures, Norsat will continue to work to diversify its customer and product base, with a focus on militaries beyond the US, as well as the commercial, resource, transportation and public safety segments. As the segment diversifies beyond its traditional military focus, revenues would be expected to increase, however gross margins would be somewhat lower.

Norsat’s management remains focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify its base of customers to include non-defense customers.

Currently, Norsat is working to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines, as well as greater diversification by geographic region and by industry vertical, and a broadening of the solutions it provides to customers. We are also continually evaluating strategic opportunities that will improve our overall operating and financial performance.

While Norsat will maintain its strict focus on preserving a sustainable cost structure, it anticipates higher costs of production and higher operating costs as investments are made to pursue its strategic objectives.  The Company is cognizant of the extent of the current credit crisis and will remain vigilant in its credit granting practices; however, it believes its exposure to bad debt is relatively low overall. Most of Norsat’s trade accounts receivables are generated from various military and large commercial customers, which are not believed to be at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

Finally, Norsat will actively pursue merger and acquisition opportunities. The current recessionary trends, coupled with the Company’s strong financial position and capital structure, have created excellent conditions for realizing growth through business combinations. However, Norsat will not undertake any transaction unless it meets strict criteria to provide strong value, further the Company’s strategic objectives and have the potential to be accretive to shareholders.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See section 4.1 – “Non-IFRS Measurements” of our Management’s Discussion & Analysis.

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	September 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$4,408,841	$4,192,875
Short term investments	-	67,711
Trade and other receivables	7,811,590	7,935,863
Contract work in progress	-	300,985
Inventories	8,903,175	10,173,019
Prepaid expenses and other	595,243	670,371
Current assets	21,718,849	23,340,824

Property and equipment, net	1,140,541	1,128,098
Intangible assets, net	8,759,762	9,287,868
Goodwill	5,439,733	5,277,620
Long-term prepaid expenses and other	46,904	29,844
Deferred income tax assets	4,193,668	1,197,165
	19,580,608	16,920,595
Total assets	$41,299,457	$40,261,419

LIABILITIES
Current liabilities
Trade and other payables	$3,940,152	$5,802,370
Accrued liabilities	1,606,411	1,319,780
Provisions	249,372	186,716
Promissory note payable	661,997	-
Taxes payable	757,406	620,461
Deferred revenue	243,332	642,183
Current liabilities before acquisition loan	7,458,670	8,571,510
Acquisition loan	7,738,373	9,650,286
Current liabilities	15,197,043	18,221,796

Long-term deferred revenue	53,315	141,685
Deferred income tax liabilities	2,466,925	2,622,814
Promissory note payable	-	597,226
Total liabilities	17,717,283	21,583,521

SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(131,474)	-
Contributed surplus	3,981,567	3,812,151
Accumulated other comprehensive income	532,487	(70,746)
Deficit	(20,651,054)	(24,914,155)
Total shareholders' equity	23,582,174	18,677,898
Total liabilities and shareholders' equity	$41,299,457	$40,261,419

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Revenue	$10,997,204	$11,298,033	$31,831,139	$28,322,897
Cost of sales	6,437,329	6,267,545	18,286,937	16,006,284
Gross profit	4,559,875	5,030,488	13,544,202	12,316,613

Expenses:
Selling and distributing expenses	1,965,095	1,397,820	5,681,417	4,243,004
General and administrative expenses	992,763	1,687,876	3,761,493	4,907,560
Product development expenses, gross	739,297	768,750	2,512,421	2,211,077
Less: Government contributions	(450,517)	(231,855)	(912,773)	(805,690)
	3,246,638	3,622,591	11,042,558	10,555,951
Earnings before other expenses	1,313,237	1,407,897	2,501,644	1,760,662

Loss on disposal of property and equipment	-	-	15,016	-
Interest and bank charges	162,924	176,122	439,971	470,124
(Gain)/ loss on foreign exchange	414,251	(552,503)	359,623	(564,859)
Earnings before income taxes	736,062	1,784,278	1,687,034	1,855,397

Current income tax expense	54,341	426,458	710,453	959,390
Deferred income tax expense (recovery)	(140,147)	148,409	(3,205,830)	162,551
Net earnings for the period from continuing operations	821,868	1,209,411	4,182,411	733,456

Net earnings (loss) for the period from discontinued operations	152,984	(106,460)	80,690	(102,152)
Net earnings for the period	$974,852	$1,102,951	$4,263,101	$631,304

Other comprehensive income
Exchange differences on translation of operations in currencies other than US Dollars	(668,365)	(1,319,870)	(603,233)	(934,831)
Total comprehensive income (loss) for the period	$306,487	$(216,919)	$3,659,868	$(303,527)

Net earnings (loss) per share
Basic earnings (loss) per share
Earnings from continuing operations	$0.01	$0.02	$0.07	$0.01
Earnings (loss) from discontinued operations	$0.00	$(0.00)	$0.00	$(0.00)
Total	$0.02	$0.02	$0.07	$0.01
Diluted earnings (loss) per share
Earnings from continuing operations	$0.01	$0.02	$0.07	$0.01
Earnings (loss) from discontinued operations	$0.00	$(0.00)	$0.00	$(0.00)
Total	$0.02	$0.02	$0.07	$0.01

Weighted average number of shares outstanding
Basic	58,036,732	58,350,902	58,182,759	57,954,304
Diluted	58,038,685	58,379,732	58,185,435	58,034,776

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period	$974,852	$1,102,951	$4,263,101	$631,304
Income taxes paid	(725)	(63,290)	(679,481)	(795,546)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization	372,822	393,087	1,118,318	1,097,183
Foreign exchange (gain) loss	497,928	(153,814)	457,017	(8,305)
Loan acquisition costs amortization	6,623	7,065	20,058	17,138
Loss on disposal of property and equipment	—	—	15,016	—
Gain on sale of subsidiary	(93,986)	—	(93,986)	—
Current income tax	54,342	426,458	710,454	959,390
Deferred income tax (recovery) expense	(140,147)	148,409	(3,205,830)	162,551
Share-based payments	66,577	52,298	169,416	66,123
Accretion of promissory notes	29,734	25,656	64,771	67,465
Government contribution	(456,100)	(187,565)	(951,147)	(761,400)
Changes in non-cash working capital	89,601	(1,391,020)	(224,630)	432,445
Net cash flows provided by operating actitivies	1,401,521	360,235	1,663,077	1,868,348
Investing activities:
Purchase of intangible assets, property and equipment	(103,952)	(26,613)	(481,817)	(190,154)
Proceeds from government contributions
for acquisition of property and equipment	—	—	260,214	—
Proceeds from sale of property and equipment	—	—	42,390	—
Redemption of short-term investment	—	—	67,918	—
Proceeds from sale of subsidiary	24,641	—	24,641	—
Acquisition of subsidiary, net of cash acquired	—	—	—	(15,235,954)
Net cash flows used in investing activities	(79,311)	(26,613)	(86,654)	(15,426,108)
Financing activities:
Repurchase of common shares and related fees	—	(27,916)	—	(27,916)
Proceeds from interest bearing borrowings	—	—	—	11,892,959
Proceeds from shares issued under ESOP, net of share issuance costs	—	—	—	348,792
Proceeds from exercising warrants and options	—	—	—	32,559
Proceeds from government contributions	19,609	262,624	727,459	1,127,888
Purchase of treasury shares	—	—	(131,474)	—
Repayment of interest bearing borrowings	(750,000)	(600,000)	(2,050,000)	(1,600,000)
Net cash flows provided by (used in) financing activities	(730,391)	(365,292)	(1,454,015)	11,774,282
Effect of foreign currency translation on cash and cash equivalents	73,151	(192,385)	93,558	(178,323)
Increase (decrease) in cash and cash equivalents	664,970	(224,055)	215,966	(1,961,801)
Cash and cash equivalents, beginning of period	3,743,871	4,577,297	4,192,875	6,315,043
Cash and cash equivalents, end of period	$4,408,841	$4,353,242	$4,408,841	$4,353,242

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###
For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2808	Tel: 604 821-2809
Email: achan@norsat.com	Email: achin@norsat.com